Event ID:

Event Name: Andina Acquisition Corp. II

Event Date: 11/1/17 11:00 AM ET

Officers and Speakers

Luke Weil; Andina Acquisition Corp. II; Founder and Chairman

Lorne Weil; Andina Acquisition Corp. II; Vice Chairman

Maura Berney; Lazydays R.V. Center, Inc.; Chief Financial Officer

Bill Murnane; Lazydays R.V. Center, Inc.; Chairman and Chief Executive Officer

Analysts

Kathryn Thompson, Thompson Research Group

David Mason, Private Investor

Artem Fokin, Caro-Kann Capital

Stephan Mykytiuk, ACK Asset Management

Presentation

Operator: Good morning, and welcome to the Andina Acquisition Corp. II acquisition of Lazydays R.V. Center, Inc., conference call.

(Operator Instructions)

Please note, today’s event is being recorded.

I would now like to turn the conference over to Luke Weil, Founder and Chairman, Andina Acquisition Corp. Please go ahead, sir.

Luke Weil: Thank you. Good morning, everyone, and thank you all for joining us this morning as we announce the merger between Andina Acquisition Corp. and Lazydays R.V. Center, Inc. The execution of the merger agreement with Lazydays followed a very lengthy process of meetings and discussions with close to 75 different companies. In the end, we made the decision to pursue Lazydays based on very specific criteria, including a robust growth trajectory, benefits of being public, strategic initiatives for use of capital, an experienced management team, size was a factor, and a compelling valuation. Lazydays emerged as the clear winner after that process.

We are incredibly excited to work with such a capable management team in the hands of Bill Murnane, and I think we’re also quite fortunate that my father Lorne has agreed to join the board as Vice Chairman of the company. As I’m sure many of you know, during his tenure as Chairman and CEO of Scientific Games, he did something pretty similar to what Bill would like to see happen with the growth of Lazydays.

And with that, I’d like to turn it over to Lorne.

Lorne Weil: Thank you, Luke. It’s always nice to hear one of my children say something complimentary about their father. And just to return the compliment, you did, obviously, a great job in getting us to where we are today, and I’m honored and gratified to have the opportunity to join Lazydays as the Vice Chairman.

I’ll make my comments very brief, but I just want to say that, as I think at least some of you on the call know, our group has done extensive business due diligence on lots and lots of lots of businesses over the years and acquired many businesses, merged with many businesses, and we did a tremendous amount of work on and with Lazydays, and we are just incredibly enthusiastic about the prospects for the business. And I’ll just touch on two or three of the things that we think are most important, and then I’ll turn it over to Bill and Maura, the CFO, to really go in depth on the business.

I think, first and foremost, as Luke mentioned, is the management team, which is terrific, led by Bill, who has a great track record, as does the other major members of the management team. They’re not only incredibly capable in each of their functional areas, but they function together extremely well as a team, and the company has a terrific culture. And again, one of the things over the years that we are always trying to focus on and understand is the culture, because at the end of the day, maybe more than anything else, that winds up being what determines success or failure. And the culture of this business is terrific.

We were very impressed, I am very impressed, as Bill will go into in more detail, that unlike many businesses we see these days, the business is being driven by two very distinct but very complementary demographics. Everybody would assume automatically that the principal demographic driving the RV industry would be baby boomers, and indeed, baby boomers are driving the RV industry, and the rate at which baby boomers are moving into being in a position to be customers in this industry, again, is something that Bill is much more familiar with, and he’ll talk about it in a moment.

But at that same time, we’re seeing very aggressive and very strong participation in this business by the Gen X demographic. And this is very unusual. Certainly in many of the segments of the gaming industry that I’ve spent much of my career in, the problem that the industry is struggling with is that as the baby boomer demographic moves through, it is not being replaced by millennials and Gen Xers who have a different kind of motivation for entertainment. So it’s tremendously gratifying to see here that this is a business that is able to simultaneously appeal to both baby boomers and Gen Xers. And this is very, very important for the outlook for the growth.

We see a tremendous opportunity to grow the business via geographic diversification. Right now, as Bill will talk about, the business is fairly concentrated geographically in markets where the brand is hugely valuable, again, which Bill will talk about. But there are very large chunks of geography in the country where we have relatively little participation where there is a tremendously robust market for RVs. And so, we see lots of opportunity to grow in that way.

And part and parcel of it is there is significant operating leverage in the business, so we see that as we’re able to take advantage of the geographic diversification to grow the scale of the business, the profitability of the business should, at the same time, grow because of the operating leverage.

And I guess finally, and again, this is something that we always like to see in businesses as much as we can, is apart from the obvious sale of the RVs, there’s significant recurring revenue in the business, and Bill will talk more about this, too, in terms of financing, maintenance, insurance and revenue generated by the rental of RVs out of the rental pool.

So, for all of these reasons taken together, we think that Lazydays is a remarkable business. We’re tremendously optimistic about the opportunities for the future, again, particularly because of the depth and quality and experience of the management team.

And with that, I’ll turn it over to the management team to pick it up from here. So Maura, I think you’re up next.

Maura Berney: Yes, thank you, Lorne.

As a reminder, this call is being accompanied by a slide presentation, which is available, along with our press release, in the investor information section at the Andina website at www.andinaacquisition.com. A replay of the call and the accompanying slide presentation will be archived in the investor information section of the Andina website.

Please also refer to the Safe Harbor language on Page 2 and 3 of the presentation and in today’s press release. Certain statements made during this call and in the slide presentation will be considered forward-looking statements under securities laws and the rules of the Securities and Exchange Commission. These statements are based on Andina’s and Lazydays’ management current expectations or reasonable beliefs and are subject to risks, uncertainties and changes in circumstances, among other things.

Investors should keep in mind that certain of the financial results of Lazydays are unaudited and do not conform to SEC Regulation S-X. In addition, a non-GAAP financial measure, EBITDA, has been presented. Accordingly, certain financial information will be presented differently in Andina’s SEC filings relating to the proposed transaction.

I will now turn the call over to Bill Murnane, Chairman and CEO of Lazydays.

Bill Murnane: Thank you, Maura. Good morning, everyone. Thank you for — thank you very much for calling in this morning. And I’d like to start on Slide 4, so if everyone can turn to Slide 4 in the slide deck.

First, let me start by — I think Lorne and Luke have introduced themselves, so I’m not going to repeat what they’ve already said, but I just want to comment that we’re very happy to be partnering with them, and we’re very excited to move forward on this deal with Lorne, Luke and the Andina team.

Before we get going, I just want to briefly explain my arrival here as CEO. I’ve been Chairman of the Board since 2009; at that time, I was a member of the Wayzata team and was responsible for the Lazydays investment. Last summer, in the summer of 2016, the CEO at the time came to me and told me he had to leave for personal reasons and couldn’t commit for a long period of time, and as I began to think about who would be the next CEO, I fairly quickly realized that this was a tremendous opportunity and something that I personally wanted to pursue. After a fair amount of discussion with the — with my partners at Wayzata, I took the seat in December of 2016, so I’ve almost been here a year now.

And the reason — Lazydays is a very special company. It’s an incredible culture in an incredible industry. It’s iconic. Although we only operate in three states, it’s known nationally, and anyone in this industry knows Lazydays. It’s a very well known, very iconic company in a fragmented industry. And as I said, we’re only in three out of 50 states, so there’s tremendous room to grow, and with that growth we will create a lot of value. So as I looked at all that, I decided that this was something I really wanted to pursue, and here I am.

So flipping to Slide 5, and I’m not going to comment, I’m not going to go through every bullet point. I’m just going to hit the high points on each slide, and we do have a Q&A at the end where you can ask more detailed questions if you’d prefer or if you’d like.

We have, as we stated, we have agreed to merge with Andina, and we’re very excited about that. The new company is going to be called the Lazydays Holdings, Inc., and we will have the ticker LAZY, or “lazy,” on the NASDAQ exchange. Consideration to the current shareholders of Lazydays will be $85 million in cash and 2.9 million shares in stock of the new company, Lazydays Holdings, Inc.

As part of this transaction, we went out and raised $88.5 million in private placements, and this was led by Coliseum Capital Management, who we’re very excited to be partnering with as well. In addition, we will get a new term loan of $20 million that will replace a term loan we have today that’s at about $10 million.

A very important point: Management will not change. Nothing at Lazydays is changing. It’s business as usual at Lazydays, except we’re going to have more access to capital. But I’m going to remain Chairman and CEO and all the other management team will remain the same as well. We’re very excited to have Lorne and all his great experience join our Board of Directors; that’s a very exciting development for us.

The rationale behind this transaction is pretty simple. There’s a tremendous opportunity to grow, both geographically and organically. As I said, geographically, we’re only operating in three out of 50 states, but we have a national brand that’s very well known in the industry. We have many organic opportunities for improvement, and we need access to capital, and this transaction gives us the access we need to capital.

Regarding valuation, I just want to spend a minute on valuation, because there’s one piece of the valuation that’s a little bit different for Lazydays than maybe some of the comparables out there. But currently, based on our projection of $28 million to $30 million of EBITDA for fiscal 2017, the valuation, the enterprise value comes in at about between 7x and 7.5x EBITDA. This does include a sale leaseback liability on our balance sheet of approximately $56 million. This is a little different than the public comparables. They do not have this sale leaseback liability, although there is a new FASB rule coming into place in 2019, and many of them probably will have a similar liability when that takes place. So we’re a little ahead of the group.

If we back out the sale leaseback liability, the valuation is between 6.3x and 6.9x EBITDA, and that is probably a better comparable to the public comps that are listed on Slide 21. I think that’s the better way to compare us.

So as you can see, on — when you turn to Slide 21, we don’t need to do that now, but as you look through that, you can see the public comps are in the 6x to 12x range, and there’s a pure play out there that’s around 11x or 12x — trading at 11x or 12x today. So as Lorne pointed out, it is a compelling valuation for the investors.

Looking to Slide 6, I’ll briefly walk through some of the sources and uses of the numbers here. We won’t get into too deep a detail, but this — the sources assumes that the $36.4 million that is in the Andina trust as of yesterday, or as of October 30, will not be redeemed, and will continue into this transaction. As I mentioned before, we have a private placement that raised $88.5 million that was led by Coliseum Capital Management. We have new debt funding of $9.9 million, so as I told you, we have a $20-million term loan; that will replace the $10-million, approximately $10-million term loan, we have today. So an incremental $9.9 million. And then the existing shareholders will keep approximately $25 million of stock. So that gets us up to just under $160 million of sources.

The uses: $85 million will go to current shareholders. They will also take the $25 million of stock and the — after about $8.5 million of transaction fees, the rest of the use will go on our balance sheet that we can use. So we can use that strategically.

I’ll let you — you can look at what the new ownership structure will look like, and I’ll drop down to the pro forma capitalization. You can kind of see the numbers here: roughly $45 million of cash, a new term loan at $20 million, part of that private placement is a $60-million convertible preferred, and then you see the $56-million sale leaseback financing liability, for a net debt of roughly $90 million, a market capital of roughly $118 million and an enterprise value of $209 million. And as I told you before, with the sale leaseback, we’re in between 7x, 7.5x, but I think if you’re comparing us to the comps on Slide 21, the better multiple range to use is 6.3x to 6.9x.

Flipping to Slide 7, we’re going to talk a little bit about Lazydays now. That’s all on the transaction. Lazydays — I encourage everyone to check any resources they have in the RV industry and ask about Lazydays. We really are an iconic dealership. Everyone in the industry knows us. We’ve been around for 41 years, and we are definitely one of the best-known brands in the RV industry. We are the RV authority, and we — for all things related to RVs.

And as a demonstration of the power of this brand and the recognizability of Lazydays, there’s been a TV show on the Travel Channel for the last four years called Big Time RV. Big Time RV has been filmed — every episode has been filmed at a Lazydays dealership. And they chose us, we didn’t choose them. They chose us because we are the RV authority and we are an iconic brand in the industry.

So let me just walk you through a few numbers here: 2016, we had $564 million of revenue. We had adjusted EBITDA of just over $25 million. We sold just shy of 7,000 units in 2016. And we literally sell all makes and models. There’s not a — really a manufacturer out there that we don’t sell. And you can see, we have 750 employees. We have over half a million visitors every year and way more visitors on our web and mobile sites.

I’m going to get into a little more detail on some of these things in later slides, but we have multiple revenue streams, and I’ll describe those a little bit later. We have shown success in opening and integrating new dealership in 2015. We acquired a dealership in Colorado, and we did a nice job of — it’s been a very nice addition to the Lazydays family, and we’ve done a nice job of getting that dealership to perform well. I think since then we’ve improved our analytic capabilities and we’ve improved our integration capabilities, which we’ll discuss later, which is going to help us to do — to continue to grow in this fashion.

In addition, I just want to point out, this is a strong cash flow business. So our $25 million of EBITDA generates somewhere between $10 million to $15 million of free cash flow, depending on what our tax bill is. And that’s fairly consistent year to year.

Flipping to Slide 8, won’t spend a lot of time on this slide, but just — this gives you an overview of our dealerships and where they’re located and the make and model representation we have at the dealerships, the size of our inventory at the dealerships. Tampa, Florida, is a flagship dealership. It’s like nothing you’ve ever seen before, and I encourage anyone in the Tampa area to come and visit. Seeing truly is believing when you come visit our dealership. We also, in Johnstown, Colorado, we have what we believe is the largest indoor showroom in the country, and that’s a beautiful dealership. And if you’re in Colorado, I encourage you to go see that. But there’s lots of dealers on our dealership, which you can look through.

Looking to Slide 9, investment highlights. As I said, we have a very strong base to work off here. As I said before, we are the RV authority for all things RV-related, and with a very, very powerful brand. We have multiple revenue streams, which I’ll walk you through. And as I stated, we have very strong free cash flow. So we have a very strong base, and there’s a lot we can do with that base going forward.

We’re in a very fragmented market, and I’ll get into a little bit of detail on that. We only operate in three of the 50 states today, so there’s plenty of room for us to grow. I’m going to talk about some of the tailwinds that are helping this industry and we think will help continue strong growth for the next few years. And we also have some organic growth opportunities, where we will see margin improvement.

I’m onto Slide 10, and I’ll get into a little more detail on these things as we continue to flip slides, but we do have multiple revenue streams. We sell new and used RVs. We sell financing/insurance products with our new and used RV sales. We also do service and repair on RVs. We sell accessories. We have retail accessory stores at all of our locations, and we now have rental capabilities at all of our dealerships. So there’s — and of those current revenue streams, there’s lots of organic opportunity. We aren’t performing to our peak in all those areas, and I think there’s room for improvement both in our existing operations and in future operations as we go.

As I mentioned before, we have a national reputation, although we have — still have a lot of room to grow. We aren’t fully national yet. And there are very strong industry fundamentals, and I’ll — we have a slide or two on the industry fundamentals as well.

So let me walk you through on Slide 11, just our five primary revenue streams. New RVs is our biggest revenue stream. It was about — in 2016, it was a little over $300 million of revenue, and carries a 10% gross profit margin.

Used RV sales are our next biggest revenue stream, $190-plus million in 2016. Carries a higher gross profit margin than new RV sales. It’s a little harder for customers to go online and shop a used RV, so we’re able to get a little more value out of those products.

Financing and insurance products: They are — it’s primarily — we will sell a customer a loan so they can buy their RV. We also sell them things like extended warranties and various other insurance products, and we essentially get a commission fee for the sales, which is why the gross profit margin is so high on those products.

Traditional service and repair, where a customer will come in for repair work, or we might do warranty work on the vehicles. That also carries a higher margin, certainly, than the unit sales.

And then we have some other supporting businesses. We have campgrounds at two of our — well, we have a campground at one of our sites. We have campgrounds at two sites; we do only own one of them. We have restaurants at some of our sites that we support, so there’s — they’re a relatively small revenue stream. We also have rental and retail stores at all of our locations which generate — which are performing very well.

Flipping to Slide 12. I just want to start talking a little about some of the industry trends and some of the tailwinds that I mentioned before that are helping — that we think are going to help this market continue to grow. And I’m just going to touch on the highlights here, but we have a growing base, so we have — and I’ll get into this.

The baby boomer generation, the largest generation in this country’s history, is entering sort of a prime RV-buying demographic of sort of 55 to 70 years old. As you can see, on this Slide 12, there’s a lot of campers. A lot of people who love the outdoors in this country. We view that as a great pool of potential customers; we just need to convert them from a tent to an RV, and one thing we do know is once we convert someone to an RV, they tend to stay in the lifestyle, and they tend to upgrade every four or five years.

There’s also strong — well, strong demographic trends, which I want to get into on Slide 13, so if you’ll flip to Slide 13. Just real quick on the industry: $21.5-billion market is the RV dealership industry, is a little over $21 billion. Nine million households today, more than nine million households, own RVs. I mentioned the baby boomer demographic: It’s the largest generation in the history of this country. There’s 10,000 people a day turning 65 for at least the next decade. Fifty-five to 70 is a core demographic for RV buyers. It’s a very big part of Lazydays’ customer base. So that’s a big tailwind, we believe, because there’s a lot of people coming into that demographic right now, and there’s a lot of RV customers in that demographic. So we’re really excited about that demographic trend.

In addition, and Lorne mentioned this, the millennials and the Gen Xers, who love the outdoors, they love camping, they are the fastest-growing segment of RV buyers. So we’re very excited to see them coming into the market. That creates a nice base going forward. And what we do know is once people get into the RV lifestyle, as I said before, they tend to upgrade every four to five years, so very strong demographics, and we think will help continue the positive trend in the industry.

I won’t spend a lot of time on Slide 14. You can just see there’s been strong growth since the recession, and as I just stated, because of a lot of the demographics, we think that growth will continue. The economy is strong. We don’t see anything on the horizon that’s going to change that. And as a result, we think this growth trend will continue for a few more years.

One other thing you might notice on Slide 14: There’s a lot more towable units sold than motorhome units, but motorhomes drive a lot more revenue than towable units, and you can see that in the two pie charts on that page.

Slide 15. Let’s talk briefly about our growth opportunity. So as I said a few times, we have a national reputation. Just remember Big Time RV and why we were chosen. With only three states — operating in only three states, we were the one chosen for that. It’s because we have a national, very iconic reputation. We only operate in three states today. So there’s a lot of open area for us to expand into.

The industry, as you can see in the lower right there, the industry is very fragmented, so there’s a lot of small dealerships, and we have a very strong base to grow off of. So we’ve got fragmented industry, lots of open space, a strong base, strong brand to grow off of, we have a very strong management team here at Lazydays, we’ve got strong, very strong systems, we’re well capitalized, and this transaction’s going to give us access to capital that we need to grow. So we’re really positioned very, very well for growth going forward.

On Slide 16, I want to talk briefly just about some of the Lazydays processes and how, as we do grow, we’re going to be able to outperform others in the areas that maybe we don’t operate in yet. So regardless if we do an acquisition or a greenfield growth, one of the first things we’re going to do, we’re going to implement the Lazydays brand and the Lazydays marketing capabilities, which are very strong. In this industry now, I would say about 75%, 80% of our leads come through digital marketing. We are very, very good at digital marketing. I think we’re probably one of the best in the industry at it. So our brand, our marketing drives more traffic to our dealerships.

We then have very strong processes and procedures, so those sales processes and procedures will drive a lot of conversion. So we drive more traffic to the dealership, our process and procedures show that we convert more leads into sales, and that’s because of our process and procedure.

We also have strong accessory store capabilities, strong rental capabilities, and we can enhance those areas in the new regions that we operate in. We can either implement a retail store or enhance it, and we can either implement or enhance a rental operation. In addition, as we grow, we’re going to get economies of scale and we’re going to get more efficient as we grow as well.

Slide 17 is sort of a summary of our plan to grow geographically. As I said before, strong marketing and sales is going to drive traffic and conversion. We have very strong systems and processes, so as we grow, we’ll implement our systems very effectively. We have something called the Lazydays Way. I won’t get into detail on that, but it’s a very effective process for implementing and integrating our processes and procedures into new areas that we — new geographic areas we operate.

Again, our strong process and procedures, we typically can penetrate better on the F&I side, and we can convert more customers to buying their financing and insurance products from us. And as you saw, that’s a very profitable product line.

We have a strong bench here at Lazydays. A lot of strong managers and — in our management team that we can use to help us grow. And as I mentioned before, strong economies of scale come with growth and strong efficiencies.

I’m going to flip to Slide 18. You’ve heard about me, you’ve heard about Lorne. Maybe you haven’t heard about the person who’s going to speak next, Maura Berney. Maura joined Lazydays very recently in June of this year. We found Maura at AutoNation, where she was a regional CFO and oversaw over 100 dealerships, over $7 billion of revenue in the region that she was responsible for. She’s seen lots of acquisitions, so she knows how to integrate acquisitions well if we decide to do that. She also ran their shared services, so she knows how to make back-office operations very efficient, and I think we have an opportunity to do that here at Lazydays.

So, couldn’t be more excited to have Maura on board. She’s a great addition to the team. And she’s going to walk you through some of the financials right now, so, Maura?

Maura Berney: Thank you, Bill, and I am excited to be here and excited about this opportunity.

Let me touch on some of the key highlights on Slide 19, relative to the six months ending June 30. And please note that unless stated otherwise, the comparisons are to the same period in 2016.

The revenue increased 5.7% to $334 million. We have increases in all departments within the dealership, with the biggest standout being used RV revenue, which increased 6.5% to $110 million, and represents 33% of the total revenue, which is consistent with the prior period. Company growth margin increased 110 basis points to 20.7% of total revenue.

SG&A expenses increased 30 basis points to 15.7% of total revenue, or $52.4 million. This included an increase in floor plan interest of $700,000 to $1.9 million, from $1.2 million in the previous year. This is attributable to higher borrowings in the first quarter, which were used to fund a $15-million dividend distribution in April 2017. The remaining increase in SG&A expense was primarily driven by increases in variable selling expenses associated with sales revenue during the period.

Adjusted EBITDA increased 25% to $19.7 million, and the adjusted EBITDA margin increased 90 basis points to 5.9%. For the full year 2017, management estimates EBITDA will increase to between $28 million to $30 million, as Bill previously stated, or an approximate increase of 14.5%. Please refer to the tables on Slide 22 for a reconciliation of net income to adjusted EBITDA.

Turning to the June 30 balance sheet on Slide 20, you’ll see that working capital and cash balances were $13.5 million and $20.7 million respectively. Inventory decreased 9.3% to $94.6 million as a result of improved inventory management processes implemented in 2017. As of June 30, 2017, we had no borrowings under our $7-million revolving credit facility. We had $10 million of term loan outstanding, $88-million floor plan note outstanding under an available $140-million floor plan facility, and the $54 million outstanding on the financed liability associated with the sale leaseback transaction, which was completed in December of 2015. As previously mentioned in the SGA discussion, in Q2 2017, the company declared dividends totaling $15 million.

Now I’ll turn the call back to Bill.

Bill Murnane: Thanks, Maura. So I think just Slide 21 is the comparables and the Slide 22 is the EBITDA reconciliation for your information. And I think we’re done with our prepared remarks. Rocco, if you want to open the line for Q&A, we’ll be happy to take questions.

Questions & Answers

Operator: Absolutely.

(Operator Instructions)

It looks like today’s first question comes from Kathryn Thompson of Thompson Research. Please go ahead.

Kathryn Thompson: Hi, thank you for taking my questions today. I’ve known the Lazydays brand for a long time, and congratulations on your — the announcement. Knowing that Lazydays has been historically more heavily focused on motorized segment, as you continue to grow throughout the U.S., are you going to continue to focus on the more motorhome side? And if you could just help us understanding what the balance, ideal balance, what you’re targeting for that balance between more of your towable versus motorized product. Thank you.

Bill Murnane: Yes, thank you, Kathryn, and thank you for your kind remarks. We, right now, our balance is approximately — because it changes month to month and quarter to quarter — but right now, we’re approximately 50% towable, 50% motorized. We’re approximately 50% new, 50% used. We like that balance, and it’s probably going to shift. Smaller dealerships tend to be a little more weighted towards towable product because they can’t carry — they can’t afford to carry the big inventory dollars that are needed to have a big motorhome lineup. So we probably will start to shift. But we like the mix we have now. We — although towable products have been growing faster more recently, we don’t necessarily believe that that trend is going to last, especially as the baby boomers kind of come into their core retirement age here coming up. So we’re going to probably, for the foreseeable future, which probably isn’t that long, we’re going to try and maintain a balance similar to how our business runs today, knowing that as we probably open smaller dealerships than Tampa, and our Tampa dealership will probably shift a little bit towards the towable side.

Kathryn Thompson: Okay, thanks.

Bill Murnane: That answer your question?

Kathryn Thompson: It does. And a followup question: I know we could look at — from a geographic standpoint and kind of figure out where you want to go, but it would be helpful just to help us frame, ideally, where you’re seeking to grow from a geographic standpoint.

Bill Murnane: Yes. We need to do some work on that. Here’s what I can tell you: We probably want to have a little bigger presence in the Southeast, Florida and bordering states to Florida. We only really have one dealership here, and I think we can leverage our current assets better if we expand a little more in this region. And this is a large region for RVs. Other large regions that we will look at are certainly Texas, is a big RV region. California is a big RV region. We already operate in Arizona. We already operate in Colorado. The Pacific Northwest is a big region for RVs, and the upper Midwest is a big region for RVs, as is the Ohio Valley. So all those areas, we’re probably going to focus on. We’re going to have to evaluate what the opportunity is and how it fits into our overall strategy, and we aren’t really prepared to talk about that at this time.

Kathryn Thompson: Okay. And final question: To the extent that you have acquired dealerships in recent years, what can you quantify in terms of realized synergies and what your return metrics are over a two- to three-year time period? And what are the similar metrics that you seek when you set forth in your acquisition strategy?

Bill Murnane: Yes. We are not prepared, unfortunately, right now, Kathryn, to start giving out those metrics. We may — we haven’t decided what we will and will not report. We’ll try to be more transparent as we go forward. What I can tell you about the Colorado acquisition is we got off — we didn’t have a great integration system at the time, so we probably got off to a slow start in terms of the capturing the synergies. What can I also tell you is we’ve done a much better job in the last six to 12 months of integrating that operation, and we are starting to see strong synergies. One of the things I didn’t mention, and I should have, in our slides, Lazydays turns its inventory over five times a year. The industry average is probably between two and a half to three times. So we have a lot of velocity in our inventory, and we think we can certainly bring that metric to a lot of the new dealerships that we open, and we think that will not only enhance performance but reduce risk of those operations. But we will be deciding in the next few months what type of metrics we want to give out regarding any kind of expansion metrics. Thank you.

Kathryn Thompson: Okay. Thank you very much.

Operator: (Operator Instructions)

Today’s next question comes from David Mason, a private investor. Please go ahead.

David Mason: Hello, gentlemen. I’m so glad you’re going in this direction. I knew something had to happen with Lazydays, and I think the way you have chartered going forward is the right way. I’m a retired lobbyist now living in Florida in an expensive Entegra, third one I’ve bought from Lazydays in the last five years. I do have a question, and it is this: What have — you need to have on your radar the floor plan companies. They destroyed, in the last recession, the floor plan companies destroyed a lot of dealerships with the new requirements, and the floor plan companies just backing out of existing contracts. I — having used the same floor plan company for quite a while, and what have you done to assure a good ongoing working relationship with the floor plan companies?

Bill Murnane: Okay, well, first, David, let me thank you for your kind remarks and for being a customer. You’ve got good taste in coaches, I’ll tell you that. And thank you very much for your years of being a customer of Lazydays. We really do appreciate that.

David Mason: Actually, I’ve bought five from Lazydays.

Bill Murnane: Five, wow.

David Mason: Three of them being Entegras. That’s my choice now.

Bill Murnane: All right, well, you’ve got good taste. So, thank you, thank you very much for that, David. And we hope you buy five more in the next (inaudible). Hey, so what — we’ve had a great relationship with our floor plan provider for a long, long time, more — much more than a decade. We went through the tough times without having any issues with our floor plan. We never had trouble getting inventory when we needed it. We were able to move inventory. So we really don’t have any concerns about our floor plan provider going forward. And I’ll tell you, one thing we do, which helps floor plan providers get comfortable with us, is we turn our inventory very fast. So our inventory is fresh, it’s new, it’s high-turning, and that always makes a lender much more comfortable. So that’s what we at Lazydays do to make sure that we are not at risk, the same risk that maybe some other dealers are at when it comes to their floor plan. Thank you.

David Mason: The floor plan companies blindsided a lot of dealers, and of the dealers that didn’t last, a lot of them were as a result of what the floor plan companies did.

Bill Murnane: Yes. No, understood. I think dealers also have to be responsible themselves, as we are, and manage your inventory properly, and we will. And so that’s not a big concern for us. Thank you, David. Appreciate your business.

Operator: And our next question today comes from Artem Fokin of Caro-Kann Capital. Please go ahead.

Artem Fokin: Hello, gentlemen. A question about working capital: So you mentioned that you turn inventory about five times. I’m looking at Slide 20, so you have floor plan notes payable, which are, like, slightly lower than inventory. So it looks like you’re turning your inventory about 70 days, and it looks like your notes payables, they mature in about 55, 60 days. Is that about fair analysis, or is it — or am I off?

Maura Berney: Yes, well, the floor plan is a combination, and the inventory, both, are a combination of new and used inventory and new and used floor plan. And so we typically don’t floor — only about 12% of our used RV inventory is floored. And we have equity in the rest. So that’s why you see a gap between the two.

Artem Fokin: Got it, okay. That’s helpful. And a question about maintenance capex: In the slides and in your prepared remarks today, you were talking about that capex is fairly low. Could you quantify that as percent of revenue?

Bill Murnane: Capex? Did you ask — capex as a percent of revenue?

Artem Fokin: Yes, capex. Yes.

Bill Murnane: Yes, capex, I don’t know, top of my head is roughly, what, 0.5%. It’s $3 million to $4 million a year is our maintenance capex, so it’s very low.

Artem Fokin: Excellent. Okay, thank you, and congratulations on the announcement.

Bill Murnane: Thank you.

Maura Berney: Thank you.

Operator: And our next question comes from Stephan Mykytiuk of ACK Asset Management. Please go ahead.

Stephan Mykytiuk: Hey, good morning. Congratulations on the deal.

Bill Murnane: Thank you.

Stephan Mykytiuk: I had a couple questions. I guess the first off, perhaps I missed it, but is your inclination to grow, when you grow geographically, is your inclination to grow more through acquisition or through organic or kind of greenfield locations? And then secondly, I — you talked about operating leverage. I would think that given that you’re doing $600 million in revenues through three locations or, in three states, that you’re getting a lot of leverage from that, so as you expand, will it actually hurt margins, because you’re going to be introducing lower-volume locations to the mix?

Bill Murnane: Yes, I think a couple things. One, regarding hurting margins, we don’t think so. We find that sometimes the smaller operations, when operating well, can perform as good or better than some of the larger locations. So we’re very confident we’re going to get operating leverage as we grow, and there’s a fair amount of overhead costs that are associated with this business that we can leverage. Marketing costs, admin costs that we know we can leverage as we get bigger, and won’t have to grow very much as we add dealerships. Regarding how we grow, we’re sort of indifferent. We really are going to look to certain areas we want to grow in, and we’re going to look for the best opportunity to grow, and if the best opportunity is a greenfield operation, that’s what we’ll do. If the best opportunity is through acquisition like it was in Colorado, that’s what we’ll do. I think there’s two key components to growing. One is the geographic region you want to grow in and what the market’s like there, and two, what brands are available, what flags can we fly over our dealership. Because we have a reputation of flying the best flags, and we want to continue to do that, so we’re going to make sure we have the right brands and the right makes and models to sell. And we’re indifferent to how we acquire that operation.

Stephan Mykytiuk: Okay. Thank you.

Operator: And ladies and gentlemen, this concludes our question-and-answer session. I’d like to turn the conference back over to the management team for any closing remarks.

Bill Murnane: Yes, well, thank you very much, everyone, for joining us this morning. We’re very excited about this transaction, very excited to be working with the Andina team, and thanks again for joining us. We’ll talk to you again soon.

Operator: And thank you, sir. Today’s conference has now concluded, and we thank you all for attending today’s presentation. You may disconnect your lines, and have a wonderful day.